MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

May 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Transcription Billing, Corp. Form S-3 Registration Statement (File No. 333-210391), as amended.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medical Transcription Billing, Corp. (the “Registrant”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on May 9, 2016 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Mahmud Haq
Mahmud Haq, Chairman and CEO

cc:        David Song, Mazzeo Song P.C.